September 24, 2008

VIA EDGAR AND FACSIMILE (202) 772-9366
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:	Vycor Medical, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed August 25, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 12, 2008, addressed to Mr. Kenneth Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 2 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Prospectus Cover Page

1.
Your plan of distribution on page 70 continues to discuss selling at market prices and does not disclose the fixed price of this offering. While we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, your disclosure in the Plan of Distribution needs to accurately reflect that fact. As a consequence, we reissue prior comment 2.

Response:

Noted. Please see amendments to the Plan of Distribution.

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Prospectus Summary, page 1

2.	We note your addition of an FDA website hyperlink. Please file the hyperlinked information or remove the reference. See footnote 41 of SEC Release 33-7856 (April 28, 2000).

Response:

Noted. We have removed the hyperlink.

Our Products, page 37

3.	We note your response to prior comment 12.

•
We reissue the first bullet point in prior comment 12. We note your revisions. However, your disclosure continues to make comparative statements such as “less need” and “increase” without identifying the products you are comparing yourself to. Please identify in your disclosure with specificity the comparable products which do not have the benefits that you describe your research and design efforts are trying to achieve.

•	Please clarify your disclosure to explain what it means to have “used the following design parameters for our products”

•
We note your revisions to the discussion of your product’s shortcomings. In order to provide equal prominence to your shortcomings, please provide this disclosure in the same bullet point format as the other statement in this section.

Response:

We have revised our disclosure consistent with your comments. We have made comparisons specifically with reference to “blade or ribbon retractors”. Ribbon or blade retractors are metallic, non-transparent, and shaped like blades or a piece of ribbon as opposed to our products which are clear, plastic, and elliptical.

Manufacture, page 29

4.
We reissue the second bullet point of prior comment 13. Please clearly disclose that you could “only complete the design, fabrication and testing of three products” due to “funding constraints” in this section of your prospectus. Also, please disclose the status of your contract with Lacey as disclosed in the related risk factor.

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Response:

We have revised our disclosure consistent with your comments.

Selling Stockholders, page 67

5.
We note your response to prior comment 26. However, your response appears o be limited to any amounts paid to the selling stockholders for interest. Please tell us whether there were any other amounts. For example, please clearly disclose the dollar value of any payment you may be required to make to any selling shareholder which includes your interest payments in the first year following the sale of convertible notes.

Response:

To date, there have been no amounts paid to any selling shareholder on account of interest or otherwise. At the February 15, 2009 maturity of the convertible debentures held by Derek Johannson and Altcar Investments Limited, assuming that there will not be any conversion of such debentures, there will be payable to such selling shareholders the principal amounts of $250,000 and $100,000 and accrued interest of $15,000 and $6,000, respectively. No other amounts are anticipated to be paid to any other selling shareholder within the 12 month period following the sale of any securities held by such shareholders.

6.
We note your response to prior comment 27 and your revised disclosure. If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

This will confirm the Company’s understanding that descriptions of all relationships and arrangements between and among the Company and any selling shareholders is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

Experts, page 74

7.	We note your disclosure excludes the audited period from inception (June 5, 2005) to December 31, 2007. Please revise so that the disclosure is consistent with the auditor’s report.

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Response:

We have amended our disclosures to include the period from inception (June 5, 2005) to December 31, 2007, which is now consistent with the auditors’ report.

Financial Statements, page 76

Report of Independent Registered Public Accounting, page 77

8.
Your auditors disclosed that “the Company has restated previously issued financial statements as of December 31, 2007 and 2006 and for the years then ended.” Please request your auditors to tell us why they do not also refer to the restatement required for the inception to date information. We similarly note that your discussion in Note 7 does not refer to the restatement for the period from inception through December 31, 2007

Response:

The auditors’ report has been revised to include the period from inception (June 5, 2005) to December 31, 2007.

Statement of Operations, page 79

9.
Please tell us why you classified ‘compensatory element of stock” as a non-operating expense. In this regard, discuss the extent to which these changes relate to activities for which the revenues and expenses have historically been included in operating income. Please refer to Question 2 of SAB Topic 5: P.3.

Response:

We have carefully reviewed SAB Topic 5, Item P, and have determined that the expense is not of the type addressed by this SAB. Accordingly, the “compensatory element of stock” is now included in operating expenses in both the year ended December 31, 2007 and 2006 and for the period from inception (June 5, 2005) to December 31, 2007.

Statement of Stockholder’s Deficiency, page 80

10.
Please refer to prior comment 31. Please revise the statements to reflect all changes in equity from date of inception (June 5, 2005) through the date of the latest balance sheet presented, as required by paragraph 11(d) of SFAS 7. We note that the current presentation excludes the period from inception through December 31, 2005.

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www.srff.com

Response:

The Statement of Stockholders’ Deficiency has been revised to reflect all transactions since the date of inception.

Note 1. Significant Accounting Policies, page 82

Revenue Recognition, page 84

11.	Please refer to prior comment 3. You disclose that your product is “already approved” by the FDA. Please similarly revise this disclosure.

Response:

The Company has replaced the wording “approved by” with “registered with” in connection with the Company’s FDA status.

Note 3. Long-Term Debt, page 85

12.
Please refer to prior comment 33. Please revise the disclosure to clarify the repayment terms of your debt to Optimus Service LLC. Also, please tell us why you reflect all of this debt as long term given the current disclosure that “The Company has agreed to monthly payments of $20,500 beginning in March February 2008 (sic) with interest at the Prime interest rate as reported in the Wall Street Journal.”

Response:

The Company has reclassified these amounts as short term. Payments under an agreement with the debt holder call for monthly payments of $25,000 per month commencing in March 2008.

13.
Please refer to prior comment 34. Your response indicates that David Salomon received a $15,000 promissory note for each of the 20 units purchased. It appears that Mr Salomon was sold convertible promissory notes in the amount of $300K instead of $350K listed in the Debt Table. Please clarify and if necessary amend your filing to disclose the correct amount of debt held by Mr. Salomon. Also, please tell us why you reflect all of this debt as long term given the current disclosure that the balance is due August 28, 2008.

Response:

For an investment of $150,000, David Salomon purchased 10 units, each unit comprising $15,000 face value of debenture and 15,000 shares of the Company’s common stock, for an aggregate of $150,000 face value of debenture and 150,000 shares of the Company’s common stock. At no time did Mr. Salomon purchase, own or otherwise have control of more than 10 such units.

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14.
Please refer to prior comment 34. Please disclose all of the significant terms of your debt and include the information in one note. Include in your disclosure how you accounted for each debt instrument at issuance, including the allocation of proceeds between, the debt, any warrants, beneficial conversion features, or embedded derivatives requiring bifurcation pursuant to SFAS 133. Also disclose the method and amortization period for the associated debt discount.

Response:

The Company has revised its disclosure to include all disclosures requested by the Staff in connection with all debt issuances during the stated periods.

15.
Further, it appears from your response that you bifurcated and embedded conversion feature of the debt and have recorded it as a liability at fair value under SFAS 133. If true, the value of the liability would be marked-to-market each reporting period with realized and unrealized gains and losses flowing through income. It appears from the financial statements that the fair value of the conversion feature was recorded in APIC as Equity in your Statement of Stockholders’ Deficiency. Please tell us how you are accounting for these derivatives on your Balance Sheet, your basis for electing that accounting treatment and where you recorded the realized and unrealized gains and losses on your Statement of Operations.

Response:

As reflected in the Financial Statements, Note 3 (as revised), the Company treated the conversion feature as a liability and reviewed the “mark to market” calculation applicable to each such item. The Company did not, however, record any gain or loss on these items as the Company’s stock price has remained consistent through the periods in question and there is virtually no market for the shares at present or in the foreseeable future.

16.
In this regard, and considering your response that the convertible debt includes a feature whereby the number of shares issuable upon conversion in unlimited, please tell us how you considered paragraph 19 of EITF 00-19 in your accounting for your non-employee options and warrants. Given your response, please ensure that your disclosure properly describes the significant terms of all options and warrants, how you are accounting for them and why, and the method and significant assumptions used to value them.

61 Broadway   New York, New York 10006   212-930-9700   212-930-9725 Fax
www.srff.com

Response:

We respectfully refer the Staff to our response to item 13 above and the revisions to the wording of Financial Statements, Note 3.

Note 5 Net Loss per Share, page 87

17.
Please see prior comment 35. We note that you have presented information required by paragraphs 64-85 and A240-242 of SFAS 123(R) relating to your share-based compensation arrangements and awards in your response but not in your filing. Please disclose this information in your filing and ensure that it is complete as per the above guidance. Similarly provide the required disclosure in Note 5 of your interim financial statements. Also, tell us why your share based compensation disclosures are included in your Net Loss per Share footnote.

Response:

The information required pursuant to SFAS 123(R) has now been fully included in the notes.

18.	Further, please tell us how you considered SAB Topics 14D in determining your volatility.

Response:

The Company considered all available information in determining the expected volatility. However, most of the factors as referred to in SAB Topic 14D are not applicable to a company with limited history and virtually no trading in its equity securities. The Company made a good faith estimate of how the stock prices may change but as 14D suggests, history of both the Company and possibly the industry may be considered. The Company manufactures a device that places it in a unique market niche and there are no other companies to which it might compare historical results. This, along with a lack of trading history, led the Company to use the volatility factor as disclosed.

19.	Please see prior comment 36. We note that you have presented information we requested to be disclosed in your response letter but not in your filing. Please disclose this information in your filing.

Response:

The information requested for this disclosure has been added to the filing.

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20.
Further with respect to your response to prior comment 36, please tell us and clarify in your disclosure whether you are accounting for the warrants and options issued to Fountainhead Capital Partners as equity or a liability and tell us why you response states that “[t]his warrant was determined and was valued under the Black-Scholes Model”. Please tell us why you believe the warrant and the options are embedded derivatives and not a freestanding, detachable instruments issued in connection with the debt. Refer to APB 14. Please also discuss how you considered EITF 98-5 and 00-27. Please similarly address these questions for your other option and warrant issuances.

Response:

The investment by Fountainhead Capital Partners Limited in December 2006, comprised:

a) a debenture in the amount of $172,500
b) warrants to purchase common shares of the Company
c) an option to make further investments in the Company pursuant to the terms of  an Option Agreement

The conversion feature associated with the debenture is treated as an imbedded derivative as such feature has no value independent of the existence of the debenture. The warrants and Option Agreement have been treated as free standing securities as these rights are not dependent upon the existence of any other instruments. As a result, the conversion right has been valued pursuant to the Black-Scholes Model as being part of an embedded derivative as previously disclosed. The free standing securities were priced separately using the Black-Scholes Model and amortized over the respective lives of the respective options and warrants.

21.
Please see prior comment 37. In the prior comment we asked where the amounts for the Black-Scholes value of derivatives granted to Fountainhead Capital and David Salomon are recorded on the balance sheet. We note that your response to our question was that the values referred to in the comment are no longer included and you referred us to your response to comment 34. We interpret this to mean that these amounts are no longer on the balance sheet. In your response to prior comment 34, you state that you have bifurcated the embedded derivatives and accounted for these as liability. Please clarify your disclosures to consistently reflect the accounting treatment you have elected.

Response:

We have clarified and revised our disclosures to consistently reflect the accounting treatment detailed in our response to Comment 20.

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www.srff.com

Note 7. Restatement of Financial Data as of December 31, 2007, page 89

22.	Please refer to prior comment 38. Please amend your filings, as previously requested, to clearly describe the nature of each error as well as quantifying the related amounts.

Response:

We have added a column in note 7 with a corresponding letter reference and a description of each restated item.

Interim Financial Statements, page 93

23.	Please refer to prior comment 40. Please amend your filing, as previously requested, to provide interim Statements of Stockholders’ Equity (Deficiency).

Response:

We have included a Statement of Stockholders’ Equity (Deficiency) for the interim period.

Note 1. Organization and Description of Business, page 98

24.	Please tell us why you refer to “the instructions to Form 10-QSB and Item 310 of Regulation S-B” and not Article 8 of Regulation S-X.

Response:

This disclosure has been revised to state the applicable references.

Note 3. Issuance of Common Shares, page 101

25.
For each issuance, disclose the date and number of shares of stock, warrants, rights or other equity securities issued for cash and for other consideration. Also disclose for each issuance, the dollar amounts (per share or the equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights or other equity securities. Further, disclose for each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts. See paragraph 11(d) of SFAS 7.

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Response:

A complete list of all shares and other issuances of securities for cash and other compensation has been included in Note 3.

Note 4. Long-Term Debt, page 102

26.	Please show us how you determined the current portion of your long-term debt.

Response:

Long term debt has been revised, recalculated and disclosed in Note 4.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan, Esq.
Benjamin A. Tan, Esq.

61 Broadway   New York, New York 10006   212-930-9700   212-930-9725 Fax
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